[S&C Letterhead]

January 10, 2006

Via EDGAR

Mr. Jeffrey Riedler, Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549

Re:
Chiron Corporation—
 Proxy Statement on Schedule 14A, Schedule 13E-3 and all included and incorporated documents (File No. 0-12798)

Dear Mr. Riedler:

        On behalf of our client, Chiron Corporation ("Chiron" or the "Company"), we have set forth below the responses of the Company and, as applicable, Novartis AG, Novartis Corporation and Novartis Biotech Partnership, Inc. (collectively, the "Novartis Entities") to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in its letter of December 23, 2005 to Jessica M. Hoover. The Company and the Novartis Entities are currently filing via EDGAR a revised preliminary proxy statement (the "Revised Proxy") and Amendment No. 1 to Schedule 13E-3 ("Amendment No. 1"). The Revised Proxy and Amendment No. 1 reflect Chiron's and, as applicable, the Novartis Entities' responses to the Staff's comments as well as certain conforming and updating changes.

        In response to a number of the comments, the Company and, as applicable, the Novartis Entities have agreed to change or supplement the disclosures in the Revised Proxy and the Schedule 13E-3. They are doing so in order to cooperate with the Staff and address the Staff's views in a constructive manner and not because they believe that the original filings were deficient or inaccurate in any respect. Accordingly, any revisions to or amendments of the filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

        The Company and, as applicable, the Novartis Entities have also indicated in a number of the responses that they believe that no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view. The Company and the Novartis Entities understand that the Staff's comments, even where the Staff requests or suggests a disclosure change, to be based on the Staff's understanding based on the information available to it, which may be less complete than the information available to the Company and the Novartis Entities. Accordingly, the Company and the Novartis Entities understand those Staff comments may be withdrawn or modified based on the additional explanation or information provided.

        The information provided in response to the Staff's comments has been supplied by the Company and, as applicable, the Novartis Entities, which are solely responsible for the adequacy and accuracy of the information, as applicable. The Company and the Novartis Entities also acknowledge that the Staff's comments or any changes in the disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Revised Proxy or the Schedule 13E-3, and that the Company and the Novartis Entities may not assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        For ease of reference, we reproduce below the Staff's comments in bold, and include under each comment the response of the Company and, as applicable, the Novartis Entities.

Staff's Comment and the Company's Response:

General

1.
On a supplemental basis, please confirm that your proxy statement will be provided to your shareholders at least 20 business days prior to the meeting date.

R:
The Company confirms that its Revised Proxy will be provided to its shareholders at least 20 business days prior to the meeting date.

2.
We note that the transaction will trigger a change-of-ownership-clause in Chiron's agreement with Schering AG regarding the right to market the Chiron-discovered multiple sclerosis drug Betaseron. In the appropriate sections, please revise your disclosure to discuss the relevance of this on the transaction and the considerations of each of Chiron and Novartis with respect to this matter.

R:
In response to the Staff's comment, the disclosure on pages 13-14 of the Revised Proxy has been revised to describe the change-of-ownership provision in the Schering agreement as well as the considerations of the Novartis' Entities with respect to this matter. Chiron respectfully supplementally advises the Staff that the existence of the change-of-ownership-clause in the Regulatory Filing, Development and Supply Agreement, dated as of May 10, 1993, as amended (the "Schering Agreement"), between Chiron and Schering AG was not relevant to the consideration of Chiron and the non-Novartis members of Chiron's board of directors with respect to the merger agreement and the transactions contemplated thereby. Chiron also believes that this change-in-control provision and its exercise are not relevant to the investment decision to be made by its stockholders and, accordingly, that no disclosure with respect to this matter in the Revised Proxy would be appropriate or meaningful to its stockholders. In determining whether to approve the merger agreement and the merger with the Novartis entities, as is typical for a company considering an acquisition by another party, Chiron and the non-Novartis directors, together with their financial advisors, undertook an evaluation of Chiron on a stand-alone basis and assuming a continuity of the relationship of Chiron and Schering. The existence and effect of a contractual change-in-control provision, such as that contained in the Schering Agreement, has no bearing on the valuation of a going concern. Furthermore, Chiron respectfully notes that the Schering Agreement does not allow Schering to acquire the Betaseron assets at a preferential or discounted value, but rather requires Schering to pay Chiron the fair market value for such assets. Accordingly, Chiron and, following the merger, Novartis will either have the Betaseron assets or cash representing the fair market value of such assets.

Questions and Answers About the Merger, pages vii to xii

3.
It appears that your Questions and Answers section addresses many of the same topics referenced in your Summary Term Sheet. Please revise to eliminate unnecessary repetition. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting and that you include disclosure related to all other matters in your Summary Term Sheet. Upon relocating these topics to your Summary Term Sheet, we suggest that you continue to disclose the narrative disclosure contained in your Questions and Answers, rather than referencing where a particular matter may be located in the body of the proxy statement.

R:
The Summary Term Sheet and Questions and Answers have been revised in response to the Staff's comment.

4.
Under the question "How Many Votes Are Required to Approve the Merger Proposal?", please disclose the number of outstanding shares that must vote in favor of the merger and the merger agreement, both with and without the shares held by Novartis. Please also disclose any votes that you have locked up pursuant to voting or other agreements. Please also disclose this information on page 2 under "Quorum; Vote Required."

  R:
  The disclosures on page x and pages 2-3 of the Revised Proxy have been revised in response to the Staff's comment. The Company supplementally informs the Staff that no votes have been locked up pursuant to voting or other agreements.

5.
We refer you to the question "What are Consequences of the Merger to Chiron's Directors and Executive Officers?." Please expand your disclosure and describe in reasonable detail the benefits each of Chiron's directors and executive officers will receive if this transaction is completed. This discussion should include, but not be limited to, a discussion of amount payable as a result of the vesting and cancellation of currently unvested options and restricted stock units and restricted share rights. Also, this discussion should disclose the amount payable to your executive officers and directors due to the change of control. Further, to the extent that your current officers and/or directors will continue to serve the company after the transaction, disclose whether that the compensation to be received by your officers and directors will increase as a result of this transaction and whether there will be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction. To the extent that there are material differences between the interests of your officers and directors and the unaffiliated security holders in this transaction, prominently provide a summary of the interests and potential conflicts of interests. See Item 5 of Schedule 14A and Schedule 13K-3, Item 11.

R:
The disclosures on pages vi-vii and pages 26-29 of the Revised Proxy have been revised in response to the Staff's comment.

6.
Please expand the question "What If I Fail to Instruct My Broker?" to clarify whether broker non-votes will be counted towards a quorum.

R:
The disclosure on page x of the Revised Proxy has been revised in response to the Staff's comment.

7.
Under the question "Is the Exercise of Chiron's Subscription Right Dependent on the Completion of the Merger?" please name the regulatory approvals referenced.

R:
On December 8, 2005, the Company and Novartis completed the transaction contemplated by this Comment. The disclosure on page xii of the Revised Proxy and elsewhere in the Revised Proxy has been revised accordingly.

The Special Meeting, page 2

8.
We note that the fee payable to Innisfree will range from $25,000 to $50,000. Please explain the contingent nature of this fee. In this regard, under what circumstances will Chiron pay Innisfree a fee of $50,000? See Item 1009 of Regulation M-A.

R:
Chiron respectfully advises the Staff that no portion of the Innisfree fee is contingent. Chiron's contract with Innisfree calls for Chiron to pay Innisfree $25,000 per month, and the range given in the preliminary proxy statement of $25,000 to $50,000 was an estimate of fees to be paid to Innisfree that is attributable to the likely proxy solicitation period. The disclosure on page 3 of the Revised Proxy has been revised to clarify this arrangement.

Special Factors, pages 4-33

Background of the Merger, pages 4-7

9.
Identify each party's financial advisor and disclose when they were first engaged and each meeting in which they participated.

R:
The disclosures on pages 4-8 of the Revised Proxy have been revised in response to the Staff's comment.

10.
Please provide more robust disclose of the discussions regarding Chiron's "long-range strategic planning." For example, did Chiron consider discussions with other candidates regarding a similar transaction? To that effect, we note your statement on page 20 that the board "has not considered alternatives to the merger." Please explain what you mean by this statement. See Item 1013(b) of Regulation M-A.

R:
Chiron respectfully supplementally advises the Staff that Chiron's long-range plan is a ten-year operating plan that covers each of Chiron's three business units—biopharmaceuticals, vaccines and blood-testing. Chiron's management prepares this plan annually and reviews and discusses this plan with the Chiron board of directors annually. Page 5 of the Revised Proxy has been revised to clarify the nature of this plan and the correct name for this plan. With respect to the statement that Chiron has not considered alternatives to the merger, Chiron respectfully supplementally advises the Staff that, as disclosed in the preliminary Revised Proxy, over the eleven years that Novartis AG has been Chiron's largest stockholder, Chiron has periodically held exploratory discussions with Novartis on a number of strategic initiatives, including, on occasion, mergers, significant acquisitions and other transactions. The Chiron board of directors did not determine to put Chiron up for sale. However, to be prepared to respond to any offer from Novartis, the non-Novartis members of the board of directors instructed management to update the most recent long-range plan. In addition, and as described in the Revised Proxy, Chiron respectfully notes that the transaction is subject to the Governance Agreement between Novartis and Chiron (the "Governance Agreement") (entered into in 1994 when Novartis made its initial investment in Chiron) which was designed to protect the procedural and substantive fairness to the unaffiliated stockholders of Chiron in any acquisition by Novartis. The Governance Agreement permits Novartis to acquire the shares of Chiron that it does not already own, but empowers the directors designated as "independent directors" under the Governance Agreement with significant control over the timing and conduct of any such buy-out. Among other things, the Governance Agreement requires the approval of the independent directors of any such Novartis buy-out and, in the absence of such approval, only allows Novartis to withdraw its offer (in which case it cannot make another offer for a full year) or to seek arbitration of the "Third Party Sale Value" of Chiron, defined as the value that an unaffiliated third party would be expected (based on financial analyses generally used by investment banks for a fairness opinion) to pay for all Chiron's equity securities in an arm's-length transaction negotiated by a willing buyer and a willing seller. Furthermore, even if Novartis were to elect arbitration, the Governance Agreement permits the independent directors to postpone any such arbitration for a year. Against the backdrop of these safeguards, the non-Novartis directors (which included all the independent directors), with the assistance of its financial and legal advisors, evaluated Novartis' offer and, based on all relevant factors they considered material, determined that the merger agreement and the transaction contemplated thereby were in the best interests of Chiron and its stockholders.

11.
Please revise the description of the May 20, 2005 meeting to describe the long-range plan update and the preliminary discussions concerning Chiron's valuation with Credit Suisse First Boston and Morgan Stanley.

R:
The disclosure on page 5 of the Revised Proxy has been revised in response to the Staff's comment.

12.
In your description of the December 2, 2004 meeting between Lewis Coleman and Raymond Breu you state that you discussed Chiron's strategic outlook and Novartis' options. Please revise to describe the strategic outlook and the options Novartis was considering.

  R:
  The disclosure on page 4 of the Revised Proxy has been revised in response to the Staff's comment to clarify the description of the discussions at this meeting.

13.
Additionally, at the January 11, 2005 meeting Mr. Coleman informed Dr. Breu that it was not an opportune time for Chiron to facilitate due diligence. Please explain why in more detail.

R:
The disclosure on page 4 of the Revised Proxy has been revised in response to the Staff's comment.

14.
Please disclose what alternative means Chiron considered to accomplish the transaction or to otherwise increase shareholder value. Briefly describe the alternatives and state the reasons for rejection. In each case, you should also disclose the advantages and disadvantages of the alternative. See Item 1013(b) of Regulation M-A.

R:
Chiron respectfully supplementally advises the Staff that, as noted above, over the eleven years that Novartis AG has been Chiron's largest stockholder, Chiron has periodically held exploratory discussions with Novartis on a number of strategic initiatives, including, on occasion, mergers, significant acquisitions and other transactions. The Chiron board of directors did not determine to put Chiron up for sale. As described above, the current transaction is subject to the Governance Agreement which was designed to protect the procedural and substantive fairness to the unaffiliated stockholders of Chiron in any acquisition by Novartis, and reference is made to the response to Comment #10 for more information on those protections and the actions taken by the non-Novartis directors in light of this.

15.
Your descriptions of many of the board meetings appear vague. You should describe in greater detail the nature and substance of the deliberations conducted by both companies' boards at their meetings. What conclusions did the board reach at these meetings? The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions. You should also briefly disclose any actions that the meeting participants agreed to undertake, either through resolutions or through informal agreement. Additionally, the parties attending each meeting should be identified. For meeting attended by legal advisors and/or financial advisors, revise to include the name of the firm acting as legal and/or financial advisor.

R:
Please refer to the response to Comment #9 above. The disclosure on pages 4-9 of the Revised Proxy has been revised in response to the Staff's comment.

16.
Please disclose the relevance to Novartis of the FDA inspection of Chiron's Liverpool facility.

R:
The disclosure on page 6 of the Revised Proxy has been revised in response to the Staff's comment.

17.
Please describe the rationale behind Novartis' $40 offer. Also, disclose the basis for the non-Novartis directors' determination that the $40.00 was inadequate. For example, what criterion was examined to make this determination?

R:
The disclosure on page 7 of the Revised Proxy has been revised in response to the Staff's comment.

18.
Please revise the discussion of the August 31, 2005 meeting to identify the SEC filing that you refer to.

R:
The disclosure on page 6 of the Revised Proxy has been revised in response to the Staff's comment.

19.
Please revise the discussion of the September 1 and September 5, 2005 meetings to describe the updated presentations from Chiron's financial advisors.

R:
The disclosure on pages 6-7 of the Revised Proxy has been revised in response to the Staff's comment.

20.
In the discussion of the October 28, 2005 meeting you refer to open issues relating to Chiron's request for modifications to increase the certainty of consummating any transaction that might be announced. Please revise to describe the modifications that Chiron requested and whether or not such modifications were made.

R:
The disclosure on page 8 of the Revised Proxy has been revised in response to the Staff's comment.

21.
Revise the discussion of the October 30 telephonic meeting to identify the open contract issues that you reference.

R:
The disclosure on page 8 of the Revised Proxy has been revised in response to the Staff's comment.

22.
Please provide a more robust discussion of the purpose for the transaction as required by Item 1013(a) of Regulation M-A. To that effect, we note that in its initial offer letter, Novartis stated that the acquisition would better position Chiron to "deal with the legal, regulatory and business issues that it is facing" and would enable Novartis to "build a strategic platform in vaccines." At a minimum, please expand on these statements in the initial Novartis letter. In addition, please also provide a brief description of the purpose in the summary term sheet. We may have further comments.

R:
The disclosure on page 12 of the Revised Proxy has been revised in response to the Staff's comment and additional disclosure on page vi of the Revised Proxy has been added in response to the Staff's comment.

23.
Please disclose the Novartis financial advisor and provide the appropriate disclosure required by Item 1015 of Regulation M-A related to this financial advisor.

R:
The disclosure on page 4 of the Revised Proxy has been revised in response to the Staff's comment. The Novartis Entities respectfully supplementally inform the Staff that their financial advisor, Goldman, Sachs & Co. ("Goldman Sachs"), did not prepare any report, opinion or appraisal for Novartis that was materially related to the merger. In the course of its engagement, Goldman Sachs did prepare materials for use by Novartis management in negotiating and analyzing a potential transaction. Goldman Sachs did not provide any fairness opinion to Novartis and none of the materials referred to above were presented to the Novartis board of directors. Accordingly, the Novartis Entities respectfully submit that no additional Item 1015 disclosure is required with respect to Goldman Sachs.

24.
Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. To the extent you have not already done so, please revise to summarize all the presentations made by CSFB, Morgan Stanley and the Novartis financial advisor and also file all relevant written materials, spreadsheets, talking papers, board books, drafts, summaries or outlines, as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. In particular, it does not appear that reports received by Novartis from its financial advisor have been filed.

  R:
  In response to this comment, pursuant to Amendment No. 1, Chiron is filing as exhibits to the Schedule 13E-3 four sets of materials prepared by Credit Suisse First Boston and Morgan Stanley. Further, the Novartis Entities refer the Staff to the responses or the disclosure added in response to Comments #9 and #23.

Fairness of the Merger; Recommendation of the Non-Novartis Directors of Chiron's Board of Directors, pages 7-9

25.
Please note that each filing person's opinion as to the fairness of the transaction to the unaffiliated security holders is required. The factors upon which this belief is based must be discussed in reasonable detail. In this regard, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed by each filing person. We note that you fail to address many of these factors. If the board did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. Also, to the extent applicable, include a discussion as to why each filing person determined that the transaction is fair despite the fact that it does not appear that the consideration was derived from or compared to the factors set forth in Instruction 2 to Item 1014. See Question and Answer No. 20 Exchange Act Release No. 34-17719. Also, we, remind you that your disclosure should not be comprised of "conclusory statements." See Instruction 3 to Item 1014 of Regulation M-A. Alternatively, the filing persons may expressly adopt the analysis of another filing person in order to fulfill its disclosure obligation. Similar revisions should be made to your disclosure regarding the position of the Novartis Entities regarding fairness of the merger.

R:
The disclosure on pages 9-13, of the Revised Proxy has been revised in response to the Staff's comment.

26.
Please disclose whether the board considered the possibility of derivative actions as a result of the transaction and the possibility that those transactions might adversely affect the merger and the steps taken to minimize the possibility of such actions.

R:
Chiron respectfully supplementally advises the Staff that twelve class action lawsuits were filed against Chiron and its officers and directors very soon after Novartis made its offer of $40.00 per share on August 31, 2005, fully two months prior to the time that the non-Novartis directors approved the merger agreement and the merger. In addition, Chiron respectfully supplementally advises the Staff that the steps taken generally by Chiron and the non-Novartis directors to ensure the fairness of the process conducted by the non-Novartis directors served to minimize the impact of these lawsuits. Chiron respectfully submits that both the litigation and its impact and the fairness of the process conducted by the non-Novartis directors are amply described in the Revised Proxy (see "Special Factors—Litigation," beginning on page 36, and "Special Factors—Fairness of the Merger; Recommendation of the Non-Novartis Directors of Chiron's Board of Directors," beginning on page 9, respectively).

27.
The Non-Novartis directors' disclosure regarding fairness should address the procedural safeguard factors identified in Items 1014 (d), (e) and (f) of Regulation M-A. Please revise to address these factors or disclose the basis for the Non-Novartis directors' belief that the transaction is fair to unaffiliated shareholders in their absence. The discussion of the fairness determination of the Novartis Entities should contain similar disclosure.

R:
The disclosure on pages 9-13, of the Revised Proxy has been revised in response to the Staff's comment. Chiron respectfully supplementally advises the Staff that paragraph (f) of Item 1014 is inapplicable in that no offer of the type described in paragraph (viii) of Instruction 2 was received by Chiron.

28.
You state that the non-Novartis directors had the "ability to retain legal counsel and financial advisors selected by them." Please disclose whether or not the directors did so and, if not, the reasons why. We may have further comments.

R:
The disclosure on pages 10-11 of the Revised Proxy has been revised in response to the Staff's comment.

29.
We note your reference to "extensive arm's-length negotiations with Novartis." Please advise of the basis for your belief that these negotiations were conducted at arm's-length due to the related party nature of the transaction.

R:
Chiron believes that the negotiations were conducted at arm's-length for a number of reasons. As noted in response to Comment #10, the Governance Agreement was put in place, among other reasons, to protect the procedural and substantive fairness to the unaffiliated stockholders of Chiron in any proposed acquisition by Novartis. The Governance Agreement accomplishes this by empowering the directors designated as "independent directors" under the Governance Agreement with significant control over the timing and conduct of any proposed buy-out by Novartis. Among other things, the Governance Agreement requires the approval of the independent directors of any such Novartis buy-out and, in the absence of such approval, only allows Novartis to withdraw its offer (in which case it cannot make another offer for a full year) or to seek arbitration of the "Third Party Sale Value" of Chiron, defined as the value that an unaffiliated third party would be expected (based on financial analyses generally used by investment banks for a fairness opinion) to pay for all Chiron's equity securities in an arm's-length transaction negotiated by a willing buyer and a willing seller. Furthermore, even if Novartis were to elect arbitration, the Governance Agreement empowers the independent directors to postpone any such arbitration for a year. Furthermore, the non-Novartis directors were empowered to, and did, select Credit Suisse First Boston and Morgan Stanley, as financial advisors, and Sullivan & Cromwell LLP, as legal counsel, to assist the board and Chiron in their negotiations of the transaction with Novartis. Also, Novartis and Chiron agreed that any transaction would be conditioned on the approval of a majority of the outstanding shares held by stockholders other than Novartis and its subsidiaries, and from its first offer at $40.00 per share Novartis indicated publicly that it would so condition any transaction with Chiron. Lastly, the non-Novartis directors supervised and conducted the negotiations with Novartis on behalf of Chiron without the participation of, or influence by, the Novartis directors. For these and other reasons, Chiron believes that the negotiations were conducted at arm's-length.

30.
Please revise your disclosure to describe in greater detail the developments surrounding FLUVIRIN considered by the Chiron board as adverse factors.

R:
The disclosure on page 11 of the Revised Proxy has been revised in response to the Staff's comment.

31.
Please explain the Chiron board's reasons for believing that the ranges of implied per share valuations generated by Credit Suisse First Boston and Morgan Stanley were more reflective of the fair value of Chiron than the book value of the common stock or the liquidation value. Quantify the factors and valuations to the extent possible.

R:
The disclosure on pages 11-12 of the Revised Proxy has been revised in response to the Staff's comment.

Position of the Novartis Entities Regarding Fairness of Merger, pages, 9-10

32.
Please expand the disclosure in this section to discuss in reasonable detail the aspects of Chiron's historical financial performance and Novartis' internal financial analysis that provided the basis for the position of the Novartis entities.

R:
The disclosures on page 13 and page vi of the Revised Proxy have been revised in response to the Staff's comment.

33.
Additionally, it appears from the discussions of the Background of the transaction that Novartis had a financial advisor. Did this party provide a fairness opinion? If it did, the fairness opinion should be presented and the analyses performed should be described in reasonable detail. Additionally, if Novartis adopted its fairness advisor's fairness analysis, this information should be disclosed. See comment     above.

R:
Reference is made to the responses or disclosure added in response to Comments #9, #23 and #24 above. The Novartis Entities respectfully supplementally advise the Staff that Goldman Sachs did not provide a fairness opinion.

Opinions of Chiron's Financial Advisors, pages 10-18

34.
We note that the summary of the Credit Suisse First Boston opinion is qualified in its entirety by the full text of the opinion. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the information statement. Please revise.

R:
Chiron respectfully supplementally advises the Staff that the full text of the Credit Suisse First Boston opinion is attached as Annex B to the Revised Proxy and incorporated by reference in its entirety into the body of the Revised Proxy. Accordingly, the qualification presented in the summary is to an item that is itself provided in the Revised Proxy.

35.
Please disclose any instructions given to the financial advisors in connection with the fairness opinions and any limitations imposed on the scope of their investigations or tell us supplementally that no such instructions were given and that no such limitations were imposed.

R:
Chiron respectfully supplementally advises the Staff that no instructions were given to its financial advisors in connection with their fairness opinions and no limitations were imposed on the scope of their investigations.

36.
Please disclose whether there have been any material events that would affect the opinion since the date of the opinion.

R:
Chiron respectfully supplementally advises the Staff that, as disclosed in the proxy statement, the opinions of Chiron's financial advisors speak only as of the date that the opinions were rendered. As is customary for transactions of this sort, Chiron has not asked its financial advisors to render new opinions as of a more recent date. Chiron respectfully supplementally advises the Staff that there have been no material events since the date of those opinions that, to the knowledge of management of Chiron, would affect the opinions.

37.
The discussion of the financial analyses performed appears to imply that Credit Suisse First Boston and Morgan Stanley performed a joint analysis. If this is correct that this was a collaborative effort, please revise to clarify. If each party performed their own analysis, then please revise to describe each party's analyses separately. For example:

  •
  You have identified a list of comparable companies on page 16. Did Credit Suisse First Boston and Morgan Stanley perform one analysis or did each party perform a comparable company analysis? If each party performed a separate analysis, did both use the same list of companies or did CSFB use some of the companies on this list and Morgan Stanley use other companies on the list?

  R:
  The disclosure on page 18 of the Revised Proxy has been revised in response to the Staff's comment to make it clear that the preparation of the financial analyses was a collaborative effort on the part of Credit Suisse First Boston and Morgan Stanley, although each of the financial advisors independently reached its own conclusion as to fairness to Chiron's stockholders of the merger consideration from a financial point of view.

38.
We note the list of criteria used to select comparable companies. Were the companies identified on page 16 the only companies that met the criteria? If there were other companies that met the criteria but were excluded from the analysis, please disclose this information and explain why they were excluded from the analysis.

R:
The Company respectfully supplementally advises the Staff that it is informed by Credit Suisse First Boston and Morgan Stanley that they selected the companies identified on pages 19-20 of the Revised Proxy based on their similarity to Chiron in size of commercial operations, business mix and maturity and focus of research and development efforts and that, based on this criteria, Credit First Suisse Boston and Morgan Stanley did not knowingly exclude any public companies meeting this criteria.

39.
We note that Chiron's financial advisor's concluded that P/E multiples of 20.0x to 26.0x for 2006 and 18.0x to 24.0x for 2007 were appropriate ranges in valuing Chiron. How did the financial advisors reach that conclusion? Please disclose the criteria and assumptions used in selecting the P/E multiples for Chiron. Also, provide a discussion of the comparable company analysis. Was a P/E multiple calculated for each of the companies identified on page 16 or did they calculate the P/E multiple for a selection of these companies? Did the financial advisors use the P/E multiples of the comparable companies to determine the appropriate range of P/E multiples for Chiron or did they use the mean and/or median? Please revise to explain and to provide the P/E multiples that were used to determine the appropriate range of multiples for Chiron.

R:
The disclosure on page 20 of the Revised Proxy has been revised in response to the Staff's comment. The Company respectfully supplementally advises the Staff that it is informed by Credit Suisse First Boston and Morgan Stanley as follows: Credit Suisse First Boston and Morgan Stanley considered the growth rates for each of the comparable companies, which were selected, as described above in response to Comment #38, primarily on the basis of their operational and business mix and research and development efforts. A 2006 and 2007 P/E multiple was calculated for each of these companies. The financial advisors used the P/E multiples of these comparable companies to establish an appropriate range for Chiron. The financial advisors also determined, and each considered to the extent that it may have considered appropriate, the mean and median.

40.
Explain the terms "Company Forecast" and "Analyst Forecast." It is unclear if the valuation calculated using Chiron's financial advisors' forecasts would be considered the "Company Forecast" or the "Analyst Forecast."

R:
The disclosure on page 20 of the Revised Proxy has been revised in response to the Staff's comment.

41.
Please explain further what you mean by the statement "Adjusted' earnings per share amounts excluded special items relating to certain acquisitions" on page 16.

R:
The disclosure on page 20 of the Revised Proxy has been revised in response to the Staff's comment.

42.
Please disclose the criteria and assumptions used to determine the growth rates mentioned on page 17.

R:
The disclosure on page 21 of the Revised Proxy has been revised in response to the Staff's comment.

43.
In the discussion labeled "Discounted Cash Flow Analysis—Chiron Consolidated" you state that the advisors used a subset of the companies reviewed in the selected company analysis. Please revise to identify each of the companies in this subset and explain how they were chosen. Explain how these companies were used to determine an implied valuation range for Chiron common stock. Also, revise to disclose how the advisors determined the discount rate range and the growth rate range for the discounted cash flow analyses.

R:
The disclosure on page 21 of the Revised Proxy has been revised in response to the Staff's comment.

44.
Please disclose key comparable precedent transactions considered in the analysis and disclose how these transactions were selected. Please also disclose the dates and premiums paid in each transaction and how information gleaned from these transactions assisted you in determining that the terms of this transaction is fair to the unaffiliated shareholders.

R:
The Company respectfully supplementally advises the Staff that it is informed by Credit Suisse First Boston and Morgan Stanley as follows: certain selected precedent transactions were examined by Credit Suisse First Boston and Morgan Stanley, and information related to these selected precedent transactions was provided as supplemental information to the Chiron board of directors. However, the selected precedent transactions were not considered in the assessment of Chiron's valuation performed by Credit Suisse First Boston and Morgan Stanley.

Interests of Chiron's Directors and Executive Officers in the Merger, pages 21-23

45.
Please briefly describe what you mean by a "qualifying termination."

R:
The disclosure on page 27 of the Revised Proxy has been revised in response to the Staff's comment.

46.
Please also disclose in this section the number of shares the directors and officers owned as of the record date, what percentage of the outstanding common stock this represented on that date, and how they plan to vote.

R:
The disclosure on page 29 of the Revised Proxy has been revised in response to the Staff's comment.

Relationship with Novartis AG, page 23

47.
We note your statement on page 26 that Chiron did not meet the 2004 measurement standards. Please describe the measurement standards more specifically. For example, are the measurement standards driven off net income, revenue or some other measure? Quantify the 2004 shortfall. Are you on track to meet the measurement standard this year?

R:
The disclosure on page 32 of the Revised Proxy has been revised in response to the Staff's comment to disclose the nature of the measurement standards more specifically, including the nature of the quantitative and qualitative factors contained in those standards, and to address the Staff's question regarding where Chiron stands in relation to the measurement standards for 2005. With respect to the request that the Company quantify in the Revised Proxy the 2004 shortfall, the Company respectfully supplementally submits that no additional meaningful disclosure would result from such quantification. As already noted in the Revised Proxy, the shortfall was due to the developments in 2004 related to Chiron's FLUVIRIN product. Chiron believes that the financial impact of this matter has been amply disclosed in public filings and other public statements.

Certain Federal Income Tax Considerations, page 30

48.
You are required to disclose a description of all of the "material" federal tax consequences of the transaction, rather than "certain" federal tax consequences. Revise the heading and the text of this section to clarify that this section addresses the "material" tax consequences of this transaction. See Item 1004(a)(xii) of Regulation M-A. Please make similar changes throughout your proxy statement.

R:
The disclosures on page vii and 36 of the Revised Proxy have been revised in response to the Staff's comment.

49.
Revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the subject company and the other Rule 13e-3 filing persons. See Item 1013(d) of Regulation M-A.

R:
The disclosure on page 36 of the Revised Proxy has been revised in response to the Staff's comment.

50.
Your disclosure should present the material tax consequences of the transaction to security holders. In this regard, we note that you disclose that "a stockholder that receives cash as a result of the merger will generally recognize gain or loss...." Please remove qualifying words such as "generally" or revise the disclosure to clarify why you are not certain of the material federal tax consequences.

R:
The disclosures on page vii and 36 of the Revised Proxy have been revised in response to the Staff's comment.

51.
Please revise the tax disclaimer in the last sentence of this section and similar disclosure throughout your Offer. While you may recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you may not disclose that they "should" consult their tax advisors.

R:
The disclosures on page vii and 36 of the Revised Proxy have been revised in response to the Staff's comment.

Litigation, pages 30-31

52.
Please disclose the amount of the claims for damages and rescission, respectively.

R:
The Company supplementally advises the staff that the complaints with respect to the litigation do not specify the amount of the claim for damages and rescission.

53.
Please be advised that Instruction to Item 1011(a)(5) requires that a copy of any document relating to a major development (such as pleadings, an answer, complaint, temporary restraining order, injunction, opinion, judgment or order) in a material pending legal proceeding must be finished promptly to the Commission staff on a supplemental basis.

R:
The Company supplementally advises the Staff that it has in Amendment No. 1 filed as exhibits to the Schedule 13E-3 each complaint filed against the Company, its officers and/or directors and/or the Novartis Entities in connection with these matters and the Company and the Novartis Entities supplementally confirm their obligation under Item 1011(a)(5) of Regulation M-A to furnish promptly to the Staff a copy of any document relating to a major development in a material pending legal proceeding. In addition, the Company is simultaneously supplementally providing the Staff with copies of the following pleadings related to that litigation:

•
Answer, dated September 5, 2005, of Chiron to Class Action Complaint filed in the Court of Chancery of New Castle County, State of Delaware, captioned Sylvia B. Piven, Trustee, u/a/d 4/3/73 fbo Sylvia B. Piven, individually, and on behalf of all others similarly situated v. Lewis L. Coleman, et al., filed September 1, 2005;

•
Answer, dated September 5, 2005, of Chiron to Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Thomas Stone Irrevocable Trust v. Chiron Corporation, et al., filed September 1, 2005;

•
Answer, dated September 5, 2005, of Chiron to Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Paulena Partners LLC v. Chiron Corporation, et al., filed September 1, 2005;

    •
    Answer, dated September 5, 2005, of Chiron to Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Judy Longcore, individually, and on behalf of all others similarly situated v. Lewis L. Coleman, et al., filed September 2, 2005;

    •
    Answer, dated October 12, 2005, of Howard H. Pien to Class Action Complaint filed in the Court of Chancery of New Castle County, State of Delaware, captioned Sylvia B. Piven, Trustee, u/a/d 4/3/73 fbo Sylvia B. Piven, individually, and on behalf of all others similarly situated, v. Lewis L. Coleman, et al., filed September 1, 2005; and

    •
    Answer, dated October 12, 2005, of Howard H. Pien to Class Action Complaint filed in The Court of Chancery of New Castle County, State of Delaware, captioned Judy Longcore, individually, and on behalf of all others similarly situated, v. Lewis L. Coleman, et al., filed September 2, 2005.

Regulatory Approvals, pages 32-33

54.
Please disclose the amount of the filing fee that will be paid in connection with the HSR filing and who will pay it. Please disclose that the HSR Act places the responsibility for filing fees on the acquirer. If the company is paying any portion, please explain why the company agreed to accept these expenses.

R:
Chiron supplementally advises the Staff that Chiron did not pay any portion of the HSR filing fee and the disclosure on page 38 of the Revised Proxy has been revised to that effect.

Closing Conditions, pages 43-44

55.
Please revise your disclosure to indicate which conditions may be waived.

R:
The disclosure on pages 49-50 of the Revised Proxy has been revised in response to the Staff's comment.

Financial Projections, page 50

56.
Please confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Chiron's financial advisors and used to formulate their opinions. Further, what consideration was given to disclosure of the 2004 long-term strategic plan and, specifically, the projections contained therein?

R:
The Company supplementally confirms to the Staff that it has disclosed in the Revised Proxy all projections and underlying assumptions of the Company that were supplied to the Company's financial advisors and used to formulate their opinions.

57.
We note that you disclose that "[n]one of Chiron, the non-Non-Novartis directors and the board generally, any of the Novartis entities, Credit Suisse First Boston, Morgan Stanley or Chiron's independent auditors assume any responsibility for the reasonableness, completeness, accuracy or reliability of this prospective financial information." The purpose and effect of this statement is unclear. Accordingly delete this reference.

R:
The disclosure on page 56 of the Revised Proxy has been revised in response to the Staff's comment.

Forward-Looking Statements, page 54

58.
The offer states that the filings persons "do not undertake an obligation to update the forward-looking information contained in the proxy statement." This statement is inconsistent with your amendment obligations under Rule 13e-3 and the proxy rules. Under those provisions, you have an affirmative obligation to revise the disclosure whenever it changes materially. Please delete.

R:
The disclosure on page 60 of the Revised Proxy has been revised in response to the Staff's comment.

Where you Can Find More Information, page 55

59.
Please revise your disclosure to properly reflect the new address of the SEC's Public Reference Room. The new address is 100 F Street, N.E., Washington, DC, 20549.

R:
The disclosure on page 61 of the Revised Proxy has been revised in response to the Staff's comment.

60.
Please note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. If you make any such filings, you may be required to amend the Schedule 13E-3 to specifically incorporate them by reference. Please confirm.

R:
The Company and the Novartis Entities supplementally confirm to the Staff that if they made any filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, they may be required to amend the Schedule 13E-3 to specifically incorporate them by reference.

Proxy Card

61.
We note you have provided the opportunity for investor to vote for or against the use of discretionary authority for other business that may properly come before the meeting. Please note, that this discretionary authority cannot be used to adjourn the meeting in order to solicit additional votes. If the meeting may be adjourned for this purpose, you should include a separate opportunity to vote for adjournment in order to solicit additional votes.

R:
The disclosures on page iii and page 2 of the Revised Proxy has been revised in response to the Staff's comment.

*    *    *    *    *

        If you have any questions or comments concerning the matters discussed above, please call me on (310) 712-6630 or Patrick S. Brown on (310) 712-6603.

Very truly yours,
Alison S. Ressler
cc:
Sonia Barros
(Securities and Exchange Commission)

  Jessica M. Hoover
  (Chiron Corporation)

  Andrew Brownstein
  Trevor Norwitz
  (Wachtell, Lipton, Rosen & Katz)